FORM 51-102F6V
STATEMENT OF EXECUTIVE COMPENSATION - VENTURE ISSUERS

General

For the purpose of this Statement of Executive Compensation:

"Company" means Tower One Wireless Corp.;

"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);

"NEO" or "named executive officer" means:

(a) each individual who served as chief executive officer ("CEO") of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,

(b) each individual who served as chief financial officer ("CFO") of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,

(c) the most highly compensated executive officer of the Company or any of its subsidiaries (if any) other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries (if any), nor acting in a similar capacity, at the end of that financial year;

"plan" includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, compensation securities or any other property may be received, whether for one or more persons; and

"underlying securities" means any securities issuable on conversion, exchange or exercise of compensation securities.

Explanatory Note

Unless otherwise indicated, all dollar ($) amounts set for in this Statement of Executive Compensation Form are expressed in US dollars.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company thereof to each NEO and each director of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company:

Name and Position	Fiscal Year Ended	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all other Compensation ($)	Total Compensation ($)
Alejandro Ochoa, Director, President and CEO	2019 2018	204,000 165,605	Nil Nil	Nil Nil	Nil Nil	Nil Nil	204,000 165,605
Santiago Rossi, CFO	2019 2018	170,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	170,000 Nil
Luis Parra, COO	2019 2018	204,000 114,546	Nil Nil	Nil Nil	Nil Nil	Nil Nil	204,000 114,546
Fabio Alexander Fasquez, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Robert Horsely, Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Abbey Abdiye, Former CFO	2019 2018	92,100 99,092	Nil Nil	Nil Nil	Nil Nil	Nil Nil	92,100 99,092

(1) Alejandor Ochoa was appointed as the President, CEO and a director of the Company on January 12, 2017.

(2) Santiago Rossi was appointed as the CFO of the Company on March 1, 2019.

(3) Luis Parra was appointed as the COO of the Company on August 15, 2017.

(4) Fabio Alexander Fasquez was appointed as a director of the Company on January 12, 2017.

(5) Robert Horsely was appointed as a director of the Company on February 2, 2016.

(6) Abbey Abdiye was appointed the CFO of the Company on January 12, 2017 and subsequently resigned on March 1, 2019.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2019 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at Year End	Expiry Date
Alejandro Ochoa, Director, President and CEO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Exercise of Compensation Securities by Directors and NEOs

The following table sets out each exercise by a director or NEO of compensation securities during the year ended December 31, 2019:

Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised (#)	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Alejandro Ochoa, Director, President and CEO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Santiago Rossi, CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Luis Parra, COO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Fasquez, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Robert Horsely, Director	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye, Former CFO	Stock Options	N/A	Nil	Nil	Nil	Nil	Nil

Stock Option Plans and Other Incentive Plans

The Company's current incentive stock option plan (the "Plan") was adopted by the by the Board in September 2016.

The purpose of the Plan is to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them with the opportunity acquire an equity interest in the Company through options granted under the Plan.

The Stock Option Plan provides that unless authorized by the shareholders in accordance with applicable securities laws, the aggregate number of Shares reserved for issuance under the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, is subject to the restrictions imposed under applicable securities laws.

The Plan is intended to emphasize management's commitment to the growth of the Company. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option grants are based on the total of stock options available under the Plan. In granting stock options, the Board reviews the total of stock options available under the Plan and recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The exercise periods are to be set at the date of grant. Options granted under the Plan will have an exercise price of not less than the minimum prevailing price of the Company's Shares permitted by the Canadian Securities Exchange on the day prior to the date of the grant.

The Board establishes the expiry date for each option at the time such option is granted. The expiry date cannot be longer than the maximum exercise period as determined by the applicable securities laws and the policies of the Canadian Securities Exchange. No Option is exercisable until it has vested.  The Board establishes a vesting period or periods at the time each option is granted to an optionee, subject to the compliance with applicable securities laws and the policies of the Canadian Securities Exchange. An optionee who wishes to exercise an Option must pay the exercise price in cash, a certified cheque or a bank draft payable to the Company for the aggregate exercise price for the optioned Shares being acquired.

Employment, Consulting and Management Agreements

For the year ended December 31, 2019, other than as set forth below, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors.

The Company entered into an employment agreement with Mr. Alejandro Ochoa effective October 31, 2018 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Ochoa a base salary of $240,000 annually. Mr. Ochoa is also eligible, on each anniversary of the agreement, commencing on January 1, 2019, to (a) the equivalent of one (1%) percent of the total issued common shares of the Company, or (b) two (2%) percent of the total issued common shares of the Company, for any complete year that the Company (including Affiliates) has three hundred (300) or more Co-location Tenants (as that term is defined in the employment agreement).

The Company entered into an employment agreement with Mr. Luis Parra effective October 31, 2018 with regards to his employment as the Chief Operating Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Parra a base salary of $180,000 annually. Mr. Parra is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Parra is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

The Company entered into an employment agreement with Mr. Santiago Rossi on October 31, 2018 and effective March 31, 2019 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for an indefinite term and will continue until such time unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Rossi a base salary of $180,000 annually. Mr. Rossi is also eligible to earn a cash bonus for each completed tower and Co-location Tenants (as that term is defined in the employment agreement) that are in place as at December 31st each year. In addition, on each anniversary of the agreement, commencing on January 1, 2019, Mr. Rossi is eligible to earn the equivalent of one (1%) percent of the total issued common shares of the Company.

Oversight and Description of Director and NEO Compensation

The Company's compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Company's business objectives of improving overall corporate performance and creating long-term value for the Company's shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Company. The Company's current compensation program is comprised of base salary or fees, short term incentives such as discretionary bonuses and long term incentives such as stock options.

The Board has not created or appointed a compensation committee given the Company's current size and stage of development. All tasks related to developing and monitoring the Company's approach to the compensation of the Company's NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Company's employees or consultants, if any, is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Company are involved in discussion relating to compensation, and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

Pension Plan Benefits

The Company does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.